SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Satsuma Pharmaceuticals, Inc.

(Name of the Issuer)

Satsuma Pharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

80405P107

(CUSIP Number of Class of Securities)

John Kollins

President and Chief Executive Officer

Satsuma Pharmaceuticals, Inc.

4819 Emperor Boulevard, Suite 340

Durham, NC 27703

(650) 410-3200

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Joshua Dubofsky

Phillip Stoup

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the United States Securities and Exchange Commission (“SEC”) on May 5, 2023 (as amended, the “Schedule 13E-3”), by Satsuma Pharmaceuticals, Inc., a Delaware corporation (the “Company”), the issuer of the common stock that is the subject of the Rule 13e-3 transaction described below.

This Amendment No. 1 relates to the tender offer by SNBL23 Merger Sub, Inc., (“Purchaser”), a wholly owned subsidiary of Shin Nippon Biomedical Laboratories, Ltd. (“Parent”), to acquire any and all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”), of the Company (the “Shares”) in exchange for (i) an amount in cash equal to $0.91, without interest and less applicable withholding taxes (the “Per Share Price”), and (ii) one contingent value right per Share (a “CVR”) representing the right to receive, subject to the terms and conditions of the Contingent Value Rights Agreement (as defined below), substantially in the form attached to the Merger Agreement (as defined below), the consideration set forth in the CVR Agreement (the CVRs together with the aggregate Per Share Price paid in accordance with the Merger Agreement, the “Offer Consideration”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 16, 2023 (the “Merger Agreement”), by and among Parent, Purchaser and the Company, under which, after the satisfaction or waiver of certain conditions and the completion of the Offer, Purchaser will be merged with and into the Company (the “Merger”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) without a vote of the Company’s stockholders, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Surviving Corporation”). The terms of the Offer, and the conditions to which it is subject, are set forth in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO by Parent and Purchaser on May 5, 2023 (as amended or supplemented from time to time, the “Schedule TO”), which contain as exhibits an Offer to Purchase dated May 5, 2023 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”, which together with the Offer to Purchase, together with any amendments or supplements thereto, collectively constitute the “Offer”).

In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on May 5, 2023 (as amended or supplemented from time to time and together with any exhibits and annexes attached thereto, the “Schedule 14D-9”). The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits thereto, copies of which are attached as exhibits hereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Amendment No. 1, and is supplemented by the information specifically provided herein. The responses to each item in this Amendment No. 1 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase. All information contained in this Amendment No. 1 concerning the Company, Parent and Purchaser has been provided by such person and not by any other person. All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule 14D-9.

ITEM 16.	EXHIBITS.

Item 16 of this Amendment No. 1 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(13)	Press Release issued by the Company, dated May 18, 2023 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 18, 2023).

107*	Filing Fee Table.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated: May 18, 2023

Satsuma Pharmaceuticals, Inc.

By:	/s/ John Kollins
Name:	John Kollins
Title:	President and Chief Executive Officer